

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

<u>Via E-mail</u>
Yifat Zommer
Chief Financial Officer
Oramed Pharmaceuticals Inc.
Hi-Tech Park 2/4 Givat Ram
PO Box 39098
Jerusalem, Israel 91390

    Re: **Oramed Pharmaceuticals Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed June 5, 2014
              File No. 001-35813

Dear Mr. Zommer:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ *Daniel Greenspan for*

                                Jeffrey P. Riedler
                                Assistant Director